SILVERLEAF RESORTS, INC.

March 7, 2011

VIA ELECTRONIC MAIL

Accounting Group - Interpretations
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549

> Re: **Silverleaf Resorts, Inc. (the "Registrant")**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-13003**

Dear Sir:

We have previously documented and discussed our evaluation of the consolidation guidance under US GAAP related to the Clubs with staff members in the Division of Corporation Finance and with the Office of Chief Accountant (OCA), most recently in our written correspondence dated February 18, 2011. In a phone conversation with the Registrant dated March 4, 2011, we were advised by the OCA that they do not object to the conclusions reached with respect to the following two issues.

1) Do the Clubs meet the scope exception for not-for-profit entities under the relevant VIE guidance of Topic 810, *Consolidation,* for periods prior to and ending on December 31, 2009 (formerly referred to as FIN 46-R), or subsequent to that date under the current guidance (formerly referred to as SFAS 167)?

Yes, the Clubs meet the not-for-profit scope exception in ASC 810-10-15-17 for periods under FIN 46-R and periods under SFAS 167.

2) Having concluded the scope exception applies under the VIE Subsections of Topic 810, do the Clubs meet the criteria for consolidation under the Subsections dealing with the Consolidation of Entities Controlled by Contract?

No. The Clubs should not be consolidated by the Registrant under the "Consolidation of Entities Controlled by Contract" model.

Very truly yours,

Silverleaf Resorts, Inc.

By: _____

Harry J. White, Jr.
Chief Financial Officer

cc: Jessica Barberich, Assistant Chief Accountant
Kristi Marrone, Staff Accountant
Mr. Richard Budd, Silverleaf Audit Committee Chair